EXHIBIT 12
NABORS INDUSTRIES, LTD. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

		Year Ended December 31,
		2006	2005	2004

Income before income taxes		$1,470,919	$873,950	$335,838
Less earnings from affiliates, net of dividends		(18,111)	(2,600)	(2,057)
Add amortization of capitalized interest		1,855	1,267	1,017
Add fixed charges as adjusted (from below)		49,795	47,867	51,389

Earnings	(1)	$1,504,458	$920,484	$386,187

Fixed charges:
Interest expense:
Interest on indebtedness		$36,518	$19,084	$23,055
Capitalized		9,495	4,173	1,887
Amortization of debt related costs (1)		10,043	25,763	25,452
Interest portion of rental expense		3,234	3,020	2,882

Fixed charges before adjustments	(2)	59,290	52,040	53,276
Less capitalized interest		(9,495)	(4,173)	(1,887)

Fixed charges as adjusted		$49,795	$47,867	$51,389

Ratio (earnings divided by fixed charges before adjustments)	(1)/ (2)	25.37	17.69	7.25

(1)	Includes deferred financing, discount and premium amortization.